(formerly Crocodile Gold Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2016 and 2015

(Unaudited - Stated in United States Dollars)

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Stated in thousands of United States Dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2016	2015	2016	2015

Revenue	4	$78,039	$66,044	$144,094	$138,941

Cost of operations
Operating expenses		(40,872)	(36,882)	(80,574)	(78,204)
Royalty expense		(1,090)	(767)	(1,937)	(1,418)
Depletion and depreciation		(7,991)	(8,877)	(15,944)	(20,039)
Total cost of operations	4	(49,953)	(46,526)	(98,455)	(99,661)

Mine operating income		28,086	19,518	45,639	39,280
Expenses
Impairment charge	8	-	-	(167)	-
Exploration and evaluation		(3,625)	(2,665)	(7,456)	(3,435)
Care and maintenance		(381)	1,463	(576)	1,184
General and administrative		(2,443)	(1,910)	(4,652)	(3,418)
Share-based compensation	13	(2,336)	(87)	(3,551)	(242)
Other gains (losses)	5	145	(2,996)	(139)	(2,803)
Total expenses		(8,640)	(6,195)	(16,541)	(8,714)

Income before finance items and income taxes		19,446	13,323	29,098	30,566
Finance income		271	410	435	619
Finance costs	6	(203)	(1,031)	(1,109)	(2,190)

Income before tax		19,514	12,702	28,424	28,995
Deferred tax expense		(2,754)	(630)	(5,201)	(1,220)
Net income		$16,760	$12,072	$23,223	$27,775

Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) on available for sale securities		600	(86)	769	(104)
Exchange differences on translating foreign operations		(3,537)	826	4,358	(7,212)
Reclassification adjustment for impairment loss included in net income	10	-	1,700	-	1,700

Comprehensive income		$13,823	$14,512	$28,350	$22,159

Income per share - basic		$0.10	$0.10	$0.14	$0.24
Income per share - diluted		$0.09	$0.10	$0.14	$0.23

Weighted average number of shares outstanding
- basic (number)		176,292,921	117,003,965	161,305,814	116,951,497
- diluted (number)		185,249,438	119,202,354	169,009,539	118,911,067

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Stated in thousands of United States Dollars)

As at:	Notes	June 30, 2016	December 31, 2015

ASSETS
Current assets
Cash		$69,872	$36,515
Restricted cash		67	66
Receivables		2,101	1,936
Inventories	7	20,498	21,107
Prepaid expenses and other current assets		2,040	3,119
Total current assets		94,578	62,743
Non-current assets
Restricted cash		18,212	17,723
Mine properties	8	89,549	77,180
Property, plant and equipment	9	45,997	42,432
Investments	10	5,627	4,544
Deferred tax assets		6,634	10,938
Total assets		$260,597	$215,560
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$26,781	$27,164
Current portion of long-term debt	11	1,381	2,894
Provisions	12	10,095	10,404
Total current liabilities		38,257	40,462

Non-current liabilities
Long-term debt	11	1,404	21,200
Provisions	12	33,058	28,219
Total liabilities		72,719	89,881
SHAREHOLDERS' EQUITY
Issued capital	13	364,614	326,851
Warrants reserves	13	129	10,919
Equity reserves	13	30,399	23,523
Accumulated other comprehensive loss		(40,375)	(45,502)
Accumulated deficit		(166,889)	(190,112)
Total shareholders' equity		187,878	125,679
Total liabilities and shareholders' equity		$260,597	$215,560

Commitments and contingencies (Note 16)
Subsequent events (Note 18)

APPROVED ON BEHALF OF THE BOARD ON JULY 28, 2016:

Signed	“Edward Farrauto”	, DIRECTOR	Signed	“Douglas B. Forster”	, DIRECTOR

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Stated in thousands of United States Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2016	2015	2016	2015
Cash provided by operations:
Net income		$16,759	$12,072	$23,223	$27,775
Items not involving cash:
Share-based compensation		2,336	87	3,551	242
Depletion and depreciation		7,991	8,877	15,944	20,039
Unwinding discount on rehabilitation provision		171	160	348	355
Care and maintenance (recovery)		228	(1,555)	363	(1,422)
Loss on disposal of property, plant and equipment		19	571	18	573
Impairment charge	8	-	-	167	-
Accretion of long-term debt		-	830	695	1,634
Write-down of exploration properties		-	70	-	70
Unrealized currency translation		(331)	8	(14)	8
Loss on revaluation of investments	10	-	2,452	-	2,452
Deferred tax expense		2,754	630	5,201	1,220
Working capital adjustments	14	1,072	2,871	(196)	1,613
Net cash provided by operating activities		30,999	27,073	49,300	54,559
Investing activities
Expenditure on mine development	8	(11,063)	(12,794)	(18,605)	(23,938)
Expenditure on property, plant and equipment	9	(2,580)	(4,364)	(4,473)	(6,680)
Proceeds on dispositions of assets		38	28	39	54
Termination of contingent liability	8	-	-	-	(16,744)
Payment for investment	10	-	(46)	-	(604)
Receipt of financial deposits		-	2,192	-	2,192
Decrease in restricted cash		(1)	45	-	45
Net cash used in investing activities		(13,606)	(14,939)	(23,039)	(45,675)

Financing activities
Interest payment on convertible debentures		-	(1,147)	(716)	(1,147)
Exercise of share options	13	532	69	745	69
Exercise of warrants	13	562	-	5,662	-
Repayment of capital lease obligations		(255)	(367)	(482)	(778)
Repayment of other borrowings		(26)	(26)	(52)	(264)
Net cash provided by (used in) financing activities		813	(1,471)	5,157	(2,120)

Effect of exchange rate changes on cash		(445)	194	1,939	(1,926)
Change in cash		17,761	10,857	33,357	4,838
Cash, beginning of period		52,111	27,756	36,515	33,775
Cash, end of period		$69,872	$38,613	$69,872	$38,613

Supplementary cash flow information – Note 14

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - Stated in thousands of United States Dollars, except share information)

	Number of		Common shares			Accumulated other
	Shares	Issued capital	to be issued	Warrants Reserve	Equity reserves	comprehensive loss	Accumulated deficit	Total

Balance at December 31, 2014	116,860,295	$311,685	$9	$10,608	$21,844	$(33,041)	$(187,324)	$123,781
Exercise of share options	208,760	97	-	-	(28)	-	-	69
Share based payments	100,696	44	24	-	174	-	-	242
Conversion of convertible debentures	8,842	7	-	-	-	-	-	7
Other comprehensive loss	-	-	-	-	-	(5,616)	-	(5,616)
Net income	-	-	-	-	-	-	27,775	27,775
Balance at June 30, 2015	117,178,593	$311,833	$33	$10,608	$21,990	$(38,657)	$(159,549)	$146,258

Balance at December 31, 2015	135,945,603	326,851	-	10,919	23,523	(45,502)	(190,112)	125,679
Exercise of share options	1,584,816	1,142	-	-	(397)	-	-	745
Exercise of share warrants	4,821,164	7,086	-	(1,424)	-	-	-	5,662
Vesting of perfromance share units	-	-	2,067	-	(2,067)	-	-	-
Expiry of warrants	-	-	-	(9,366)	9,366	-	-	-
Share based payments	-	-	-	-	3,551	-	-	3,551
Conversion of performance share units	1,433,667	714	(714)	-	-	-	-	-
Conversion of convertible debentures	33,873,610	27,468	-	-	(3,577)	-	-	23,891
Other comprehensive income	-	-	-	-	-	5,127	-	5,127
Net income	-	-	-	-	-	-	23,223	23,223
Balance at June 30, 2016	177,658,860	$363,261	$1,353	$129	$30,399	$(40,375)	$(166,889)	$187,878

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Newmarket Gold Inc. (formerly Crocodile Gold Corp.) (individually, or collectively with its subsidiaries, as applicable, “Newmarket Gold”, “Crocodile Gold” or the "Company") is a gold mining and exploration company with three producing mines in Australia: the Fosterville and Stawell Gold Mines in the State of Victoria and the Cosmo Gold Mine in the Northern Territory. The Company also has a portfolio of development opportunities on its significant land package, including the Big Hill Project and the Maud Creek Gold Project.

Newmarket Gold is incorporated in Canada under the legislation of the Province of Ontario. Newmarket Gold’s common shares are listed on the Toronto Stock Exchange (“TSX”). The Company’s head office is 200 Burrard Street, Suite 1680, Vancouver, British Columbia, Canada V6C 3L6 and registered address is 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Since the condensed interim consolidated financial statements do not include all disclosure required by IFRS for annual financial statements, they should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The significant accounting judgements, estimates and assumptions in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in Note 3 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on July 28, 2016.

2.	ARRANGEMENT WITH NEWMARKET GOLD INC.

On July 10, 2015, Crocodile Gold Corp. completed a Plan of Arrangement (“the Arrangement”) with Newmarket Gold Inc. (“Newmarket”) resulting in an amalgamation of the two companies. Pursuant to the Arrangement and effective upon closing, the amalgamated company continued under the name Newmarket Gold Inc. Under the terms of the Arrangement, each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share. Each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold common share of (i) 0.2456 Newmarket Gold common shares, or (ii) C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a private placement of subscription receipts for gross proceeds of C$25 million completed by Newmarket as a condition to the Arrangement. The remaining proceeds were available for working capital purposes. As part of the financing, 992,000 broker warrants were issued entitling the holder to acquire one Newmarket Gold common share at an exercise price of C$1.25 with an expiration date of January 10, 2017.

Upon closing of the Arrangement, the Crocodile Gold share purchase warrants, options, and phantom share units became exercisable for 0.2456 Newmarket Gold common shares, reflecting the number of Newmarket Gold common shares a holder would have received if they were the holder of that number of Crocodile Gold common shares at the time of the Arrangement. In addition, the Company assumed the outstanding stock options and warrants of Newmarket, which were exercisable for 0.2 Newmarket Gold common shares.

Upon closing of the Arrangement, the Company’s convertible unsecured debentures (“Debentures”) (Note 11) were convertible into Newmarket Gold common shares with each C$1 thousand principal being convertible into approximately 982.4 Newmarket Gold common shares, being 4,000 Crocodile Gold common shares multiplied by the exchange ratio of 0.2456. Each Debenture was convertible, at the holder’s option, into Newmarket Gold common shares at any time prior to maturity at a conversion price of C$1.02.

All issued and outstanding shares, warrants, options, phantom share units and per share amounts have been retrospectively applied for all periods presented in these condensed interim consolidated financial statements to reflect the completion of the Arrangement. For further details on this transaction and accounting thereof, refer to Note 2 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2015, except for the adoption of the following standard amended by the International Accounting Standards Board (“IASB”) that was effective and adopted as of January 1, 2016:

•	IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements, and that even when a standard requires a specific disclosure, materiality considerations do apply. The adoption of this policy did not have a material impact on the consolidated financial statements of the Company.

4.	OPERATING SEGMENTS

Revenue and cost of operations by operating segment for the three months ended June 30, 2016 and 2015 were as follows:

	Fosterville		Northern Territory		Stawell		Total
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Revenue
Gold	$47,211	$34,649	$20,027	$19,866	$10,707	$11,449	$77,945	$65,964
Silver	27	13	38	42	29	25	94	80
	47,238	34,662	20,065	19,908	10,736	11,474	78,039	66,044
Cost of operations
Operating expense
Mining	(8,423)	(8,267)	(7,942)	(7,516)	(4,988)	(4,066)	(21,353)	(19,849)
Processing	(4,944)	(5,177)	(4,531)	(4,196)	(3,421)	(3,084)	(12,896)	(12,457)
Haulage	-	-	(700)	(894)	-	-	(700)	(894)
Site support costs	(1,851)	(1,834)	(1,924)	(1,904)	(1,166)	(555)	(4,941)	(4,293)
Inventory adjustment	(489)	518	(450)	132	(43)	(39)	(982)	611
Total operating expense	(15,707)	(14,760)	(15,547)	(14,378)	(9,618)	(7,744)	(40,872)	(36,882)
Royalty expense	(970)	(751)	-	-	(120)	(16)	(1,090)	(767)
Depletion and depreciation	(5,176)	(6,144)	(2,547)	(2,549)	(268)	(184)	(7,991)	(8,877)
	(21,853)	(21,655)	(18,094)	(16,927)	(10,006)	(7,944)	(49,953)	(46,526)
Mine operating income	$25,385	$13,007	$1,971	$2,981	$730	$3,530	$28,086	$19,518

Capital expenditures by operating segment for the three months ended June 30, 2016 and 2015 were as follows:

	Fosterville		Northern Territory		Stawell		Total
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Mine development	$9,365	$7,776	$550	$3,588	$1,148	$1,430	$11,063	$12,794
Property, plant and equipment	1,717	3,451	505	527	358	386	2,580	4,364
Total capital expenditures	$11,082	$11,227	$1,055	$4,115	$1,506	$1,816	$13,643	$17,158

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

4.	OPERATING SEGMENTS - continued

Revenue and cost of operations by operating segment for the six months ended June 30, 2016 and 2015 were as follows:

	Fosterville		Northern Territory		Stawell		Total
	YTD 2016	YTD 2015	YTD 2016	YTD 2015	YTD 2016	YTD 2015	YTD 2016	YTD 2015
Revenue
Gold	$85,201	$71,146	$38,046	$44,125	$20,694	$23,501	$143,941	$138,772
Silver	40	22	56	91	57	56	153	169
	85,241	71,168	38,102	44,216	20,751	23,557	144,094	138,941
Cost of operations
Operating expense
Mining	(16,942)	(16,451)	(16,864)	(16,314)	(10,411)	(9,307)	(44,217)	(42,072)
Processing	(9,843)	(10,224)	(8,749)	(8,922)	(6,842)	(6,370)	(25,434)	(25,516)
Haulage	-	-	(1,516)	(1,834)	-	-	(1,516)	(1,834)
Site support costs	(3,515)	(3,834)	(3,688)	(3,803)	(2,098)	(1,413)	(9,301)	(9,050)
Inventory adjustment	(466)	(564)	562	886	(202)	(54)	(106)	268
Total operating expense	(30,766)	(31,073)	(30,255)	(29,987)	(19,553)	(17,144)	(80,574)	(78,204)
Royalty expense	(1,712)	(1,388)	-	-	(225)	(30)	(1,937)	(1,418)
Depletion and depreciation	(10,490)	(13,610)	(5,064)	(6,119)	(390)	(310)	(15,944)	(20,039)
	(42,968)	(46,071)	(35,319)	(36,106)	(20,168)	(17,484)	(98,455)	(99,661)
Mine operating income	$42,273	$25,097	$2,783 $	8,110	$583 $	6,073	$45,639 $	39,280

Capital expenditures by operating segment for the six months ended June 30, 2016 and 2015 were as follows:

	Fosterville		Northern Territory		Stawell		Total
	YTD 2016	YTD 2015	YTD 2016	YTD 2015	YTD 2016	YTD 2015	YTD 2016	YTD 2015
Mine development	$15,991	$15,508	$1,036	$6,826	$1,578	$1,604	$18,605	$23,938
Property, plant and equipment	3,179	5,037	718	1,020	576	623	4,473	6,680
Total capital expenditures	$19,170	$20,545	$1,754	$7,846	$2,154	$2,227	$23,078	$30,618

5.	OTHER GAINS (LOSSES)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
(Loss) gain on disposal of property, plant and equipment	$(19)	$(571)	$(18)	$(573)
Other income	27	65	85	190
Loss on revaluation of investments	-	(2,452)	-	(2,452)
Net foreign exchange gain (loss)	137	(38)	(206)	32
	$145	$(2,996)	$(139)	$(2,803)

6.	FINANCE COSTS

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Interest on capital leases and other loans	$32	$41	$66	$201
Accretion on discount of convertible unsecured debentures	-	830	695	1,634
Unwinding of discount on rehabilitation provision	171	160	348	355
	$203	$1,031	$1,109	$2,190

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

7.	INVENTORIES

	June 30, 2016	December 31, 2015
Unshipped gold doré	$89	$152
Gold in circuit	5,822	6,503
Ore stockpiles	3,420	3,699
Supplies and consumables	11,167	10,753
	$20,498	$21,107

As at June 30, 2016 and December 31, 2015, ore stockpiles, gold in circuit, and unshipped gold doré were recorded at the lesser of cost and net realizable value. The total amount of the write-down recorded as an operating expense on the condensed interim consolidated statement of operations during the six months ended June 30, 2016 was $217 (six months ended June 30, 2015 - $8), relating mainly to gold-in-circuit and ore stockpiles at the Stawell Gold Mine and the Cosmo Gold Mine.

8.	MINE PROPERTIES

	June 30, 2016	December 31, 2015
Fosterville Gold Mine	$54,787	$44,387
Northern Territory (including the Cosmo Gold Mine)	25,016	25,142
Stawell Gold Mine	9,359	7,133
Point Leamington Mining Lease	387	518
	$89,549	$77,180

As at June 30, 2016, included in the carrying value for Stawell Gold Mine are the costs related to the Big Hill Project, an exploration and evaluation asset, totaling $7,202 (December 31, 2015 - $6,805).

The following schedule outlines the movements in carrying amounts for the mine properties for the six months ended June 30, 2016 and for the year ended December 31, 2015:

	June 30, 2016	December 31, 2015
Opening balance	$77,180	$109,399
Acquisition of the Point Leamington Mining Lease	-	566
Additions	18,605	42,935
Depreciation	(11,214)	(30,095)
Value of royalty granted	-	(12,558)
Change in rehabilitation provision	2,815	2,762
Disposals	-	(120)
Impairment	(167)	(24,545)
Exchange adjustment	2,330	(11,164)
	$89,549	$77,180

For the six months ended June 30, 2016, the Company concluded that no impairment charge or reversal was required on its operating mine properties.

Subsequent to June 30, 2016, the Company completed the sale of a non-core mine property in the Northern Territory for consideration of A$40 thousand and the retention of a 1% Net Smelter Returns Royalty (payable up to a maximum of A$1 million). At December 31, 2015, the Company wrote down the carrying value of this property based on the consideration contemplated in the related sale agreement. An impairment charge of $472 was recorded in the consolidated statement of operations during the year ended December 31, 2015.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

8.	MINE PROPERTIES - continued

Subsequent to June 30, 2016, the Company also completed the sale of certain non-core mineral leases in the Northern Territory to PNX  Metals Limited (“PNX”), an exploration company with a number of projects in the Northern Territory, for consideration of 1 million shares of PNX and a 2% net smelter return royalty over any gold and silver production from the leases.

During the six months ended June 30, 2016, the Company executed a sale agreement with respect to the divestment of its non-core mining lease at Point Leamington in Newfoundland, Canada with Callinex Mines Inc. (“Callinex”). Under the terms of the agreement, Callinex will pay to the Company C$115 thousand on closing of the transaction and an additional C$400 thousand in either cash or shares within two years, at the election of Callinex. Any shares issued are based on a fixed price per share of C$0.462. In addition, the Company will retain a 1% net smelter return royalty on any production from the Point Leamington Project, which can be purchased by Callinex at any time for C$1 million. The Company has written down the carrying value of that property and has recognized an impairment charge of $167 in the condensed interim consolidated statement of operations for the six months ended June 30, 2016.

For the year ended December 31, 2015, the Company identified the significant production challenges experienced at the Cosmo Gold Mine during 2015 and the lower production profile expected in 2016 as indicators of a potential impairment of the carrying value of the Cosmo Gold Mine for the year ended December 31, 2015. Consequently, the Company performed an assessment to determine the recoverable amount of the mine operation for a potential impairment by comparing the carrying value of the Cosmo Gold Mine, the lowest level of assets and liabilities for which there are independent cash flows, to the discounted cash flows expected from the use and eventual disposition of those assets and liabilities. The recoverable amount was determined to be the fair value less costs to sell (“FVLCS”) and management‘s estimate of the FVLCS is classified as level 3 in the fair value hierarchy. At December 31, 2015, the discounted cash flows over the life of mine for Cosmo was below the carrying value of the long-lived assets of the mine and as a result an impairment of $24,073 was recorded against mine properties and $1,424 recorded against property, plant, and equipment (Note 9), resulting in a total impairment charged to the statement of operations of $25,497.

On January 14, 2015, the Company completed an agreement with AuRico Gold Inc. to terminate a net free cash flow sharing arrangement between the two parties in exchange for a one-time payment of $16,744 and the granting of a 2% net smelter return royalty over the Fosterville Gold Mine commencing on that date, and a 1% net smelter return royalty over Stawell Gold Mine commencing January 1, 2016. As a result of the termination agreement, the estimated fair value of the royalties granted was recorded against the carrying value of the mine properties (totaling $12,558). The key assumptions used in determining the fair value of the royalties granted were future gold price, discount rates, and estimated production from the Fosterville and Stawell Gold Mines.

9.	PROPERTY, PLANT AND EQUIPMENT

The table below provides information on the Company’s property, plant and equipment segregated by site and details the total cost and accumulated depreciation:

	June 30, 2016	December 31, 2015
Cost	$239,732	$228,188
Accumulated depreciation	(193,735)	(185,756)
	$45,997	$42,432

	June 30, 2016	December 31, 2015
Fosterville Gold Mine	$21,091	$17,168
Northern Territory (including the Cosmo Gold Mine)	22,560	23,542
Stawell Gold Mine	2,346	1,722
	$45,997	$42,432

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

9.	PROPERTY, PLANT AND EQUIPMENT - continued

The following schedule outlines the movements in property, plant and equipment for the six months ended June 30, 2016 and for the year ended December 31, 2015:

	June 30, 2016	December 31, 2015
Property, plant and equipment
Opening balance	$41,605	$43,819
Additions	4,473	12,347
Transfers	17	2,546
Disposals	(94)	(836)
Impairment charges	-	(1,954)
Depreciation expense	(3,458)	(9,348)
Exchange adjustment	1,126	(4,969)
	$43,669	$41,605
Property, plant and equipment under capital leases
Opening balance	$827	$4,577
Additions	1,577	47
Transfers	(17)	(2,546)
Disposals	(38)
Depreciation expense	(45)	(947)
Exchange adjustment	24	(304)
	$2,328	$827
	$45,997	$42,432

As part of the impairment assessment outlined in Note 8 with regards to the Cosmo Gold Mine, the Company allocated $1,424 of the total impairment charge recorded during the year ended 2015 to property, plant, and equipment.

During the year ended December 31, 2015, the Company identified certain non-core mine camp property and equipment at Pine Creek that is not expected to be used in operations. Based on an independent evaluation of the property and equipment, the Company has written down its carrying value and has recognized an impairment charge of $530 in the consolidated statement of operations during the year ended December 31, 2015.

10.	INVESTMENTS

	June 30, 2016	December 31, 2015
JDS Silver Inc.	$4,365	$4,073
Primary Gold Limited	792	188
Navarre Minerals Limited	470	283
	$5,627	$4,544

As at June 30, 2016, the Company maintained an equity ownership in JDS Silver Inc. (“JDS Silver”) of 6.72%, and made no further investments in the company during the six months ended June 30, 2016. JDS Silver is a private company incorporated in British Columbia, Canada which owns the Silvertip project, a high-grade silver-lead-zinc project in northern British Columbia, Canada, which is currently in the construction phase.

On March 3, 2015, the Company subscribed for 357,143 common shares of JDS Silver for consideration of C$0.5 million. The subscription was part of a C$2.5 million equity financing completed by JDS Silver totaling 1,773,606 shares. In June and July 2015, JDS Silver completed a two-tranche C$3.8 million equity financing totaling 3.2 million common shares in which the Company did not participate. Based on the valuation of the first tranche, the Company recorded a $752 loss on the revaluation of the investment, which was included in other (losses) gains on the condensed interim consolidated statement of operations for the six months ended June 30, 2015. The Company did not record any impairment or recovery on JDS Silver for the six months ended June 30, 2016.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

10.	INVESTMENTS - continued

The Company also holds investments in Primary Gold Limited (“Primary Gold”) and Navarre Minerals Limited (“Navarre”), both listed on the Australian Stock Exchange. As at June 30, 2016 and December 31, 2015, the Company owned a 3.8% equity interest in Primary Gold and an 18.8% investment in Navarre. During the six months ended June 30, 2015, the Company acquired 8.67 million additional common shares of Navarre for total consideration of $204.

These investments have been revalued to their fair value based on their quoted market prices as at June 30, 2016. During the six months ended June 30, 2016, $769 was recorded as an unrealized gain in other comprehensive income (six months ended June 30, 2015 – an unrealized loss of $104). In relation to the Company’s investment in Primary Gold, $1,700 was reclassified from accumulated other comprehensive income and recorded as a loss on the revaluation of investments in other (losses) gains on the condensed interim consolidated statement of operations for the six months ended June 30, 2015 as management determined, at that time, the decli ne in the quoted market price of Primary Gold to be other than temporary in nature.

Subsequent to June 30, 2016, the Company received 1 million common shares of PNX Metals Inc., an exploration company listed on the Australian Stock Exchange, in connection with the sale of certain non-core mineral leases (note 8). At the time the common shares had an approximate fair value of A$20 thousand.

11.	CURRENT AND LONG-TERM DEBT

	June 30, 2016	December 31, 2015
Capital lease obligations	$2,402	$1,308
Convertible unsecured debentures	-	22,377
Other borrowings	383	409
	$2,785	$24,094
Current portion
Capital lease obligations	$1,282	$931
Convertible unsecured debentures	-	1,867
Other borrowings	99	96
	$1,381	$2,894
Non-current portion
Capital lease obligations	$1,120	$377
Convertible unsecured debentures	-	20,510
Other borrowings	284	313
	$1,404	$21,200

(a)	Capital leasing obligations

The Company has financed the acquisition of certain equipment through the assumption of capital lease obligations. These obligations are secured by the acquired equipment, which has a net book value of $2,328 as at June 30, 2016. The loans bear interest at rates ranging between 3.68% and 7.29% per annum with maturity dates between December 31, 2016 and June 4, 2019. Interest expense related to the equipment loans of $49 has been charged to the condensed interim consolidated statement of operations in the six months ended June 30, 2016 (six months ended June 30, 2015 – $93). The fair value of the loan liability is approximately equal to its carrying amount.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

11.	CURRENT AND LONG-TERM DEBT – continued

(a)	Capital leasing obligations - continued

The following schedule outlines the total minimum loan payments due for capital leasing obligations over their remaining term s as at June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
2016	$782	$987
2017	943	383
2018	550	-
2019	254	-
Total minimum loan payments	2,529	1,370
Less: Future finance charges	(127)	(62)
Present value of minimum loan payments	2,402	1,308
Not later than one year	(1,282)	(931)
Later than one year	$1,120	$377

(b)	Convertible unsecured debentures

On April 5, 2013, the Company issued C$34.5 million of 8% convertible unsecured debentures (the “Debentures”) for net proceeds of $31,031 after accounting for transaction costs of $2,913. The Debentures had a maturity date of April 30, 2018 and unless converted or redeemed earlier, interest of C$1,380 was payable semi-annually on April 30 and October 31. As a result of the Arrangement (Note 2), each Debenture was convertible at the holder’s option into common shares at any time prior to maturity at a conversion price of C$1.02.

On the inception date, the Debentures were recorded in the consolidated statement of financial position at the net present value of future payments using a discount rate of 12%. At that time, after discounting the liability to its estimated fair value and deducting the transaction costs, the liability and equity portion of the convertible debentures were recorded at C$27.2 million and C$4.3 million respectively. The liability portion was being accreted to its face value using the effective interest rate method at 13.67% ..

The Debentures were redeemable by the Company in whole or in part, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 150% of the conversion price. On February 16, 2016, the Company provided notice to Debenture holders that on March 30, 2016 it would redeem, in full, all of the then outstanding Debentures by issuing common shares in the Company. Prior to that date, Debenture holders converted C$34.47 million Debentures into 33,863,328 common shares of the Company. On March 30, 2016, the Company redeemed the remaining outstanding C$21,000 Debentures through the issuance of 10,287 common shares, in accordance with the terms of the Debentures. All unpaid accrued interest up to the date of conversion or redemption, was paid in cash.

As a result of the full conversion and redemption of the Debentures, the carrying value of the Debentures of $23,218 was transferred to issued capital. The Company also transferred the previously recorded equity portion of the convertible debenture of $4,250 to issued capital. In addition, $673 of deferred tax impact related to the non-accreted portion was recorded in the consolidated statements of operations and comprehensive income.

For the six months ended June 30, 2016, accretion of $695 was recorded as finance costs in the condensed interim consolidated statement of operations (six months ended June 30, 2015 - $1,634).

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

12.	PROVISIONS

	June 30, 2016	December 31, 2015
Decommissioning, rehabilitation and similar liabilities	$35,392	$31,696
Long service leave	7,761	6,927
Total provisions	43,153	38,623
Current provisions	(10,095)	(10,404)
Non-current provisions	$33,058	$28,219

(a)	Decommissioning, rehabilitation and similar liabilities

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs, which are expected to be incurred up to 2032. The estimated undiscounted cash flows used to estimate the liability are $39,180. These provisions are based on the Company’s internal estimates, with consideration to closure plans and bonding requirements established with relevant regulatory bodies. Assumptions, including an inflation rate of 3.0% and discount rates of 1.55% and 1.64%, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

During the six months ended June 30, 2016, $Nil was included as a recovery in care and maintenance in the condensed interim consolidated statement of operations from the decrease in provisions recognized on the rehabilitation of non-core assets (six months ended June 30, 2015 – $1,422).

A summary of the Company’s changes to decommissioning, rehabilitation, and similar liabilities for the six months ended June 30, 2016 and year ended December 31, 2015 is presented below:

	June 30, 2016	December 31, 2015
Balance, beginning of the period	$31,696	$35,678
Net increase in provisions recognized	3,178	431
Site closure and reclamation costs paid	(730)	(1,345)
Unwinding of discount on rehabilitation provision	348	687
Effect of foreign exchange	900	(3,755)
Balance, end of the period	35,392	31,696
Current portion of rehabilitation provision	(4,441)	(5,467)
Non-current portion of rehabilitation provision	$30,951	$26,229

(a)	Long service leave

Long service leave is an Australian employee entitlement which accrues based on an employee’s length of service to a company. The provision is estimated based on the total current service of the Company’s employees and future expected service and earnings. As at June 30, 2016, the total accrued long service leave was $7,761, of which $5,654 was classified as a current liability in the condensed interim consolidated statement of financial position ($6,927 and $4,937 as at December 31, 2015, respectively).

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

13.	ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares.

(a)	Share capital and shares to be issued

As at June 30, 2016, the Company had 177,658,860 common shares issued and outstanding. The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached. During the six months ended June 30, 2016, the Company issued a total of 4,821,164 common shares related to the exercise of warrants (Note 13(b)), 1,433,667 common shares related to the conversion of certain performance share units (Note 13(e)), and 1,584,816 related to the exercise of stock options (Note 13(c)). Also as at June 30, 2016, the Company had a total of 2,718,333 performance share units that had vested and are convertible to common shares at the option of the holder any time prior to the expiry date, the fair value of these units is categorized as shares to be issued on the consolidated statement of financial position.

As at the date of these financial statements, the fully paid common shares outstanding of the Company was 177,758,860. Subsequent to June 30, 2016, the Company issued 100,000 common shares on the exercise of options.

(b)	Warrants

A summary of the Company’s warrants activities for the six months ended June 30, 2016 and the year ended December 31, 2015 is presented below:

	Number of Warrants	Value
Balance as at December 31, 2014	15,689,589	$10,608
Warrants assumed on completion of Arrangement	4,666,666	90
Broker warrants assumed on completion of Arrangement	992,000	317
Expiry of warrants	(4,666,666)	(90)
Exercise of warrants	(19,840)	(6)
Balance as at December 31, 2015	16,661,749	$10,919
Expiry of warrants	(11,438,820)	(9,366)
Exercise of warrants	(4,821,169)	(1,424)
Balance as at June 30, 2016	401,760	$129

During the six months ended June 30, 2016, 4,821,169 warrants were exercised resulting in total gross proceeds to the Company of $5,662. As a result, the original fair value of the warrants of $1,424 was transferred from contributed surplus to issued capital. In addition, on March 24, 2016, 11.4 million warrants with an average exercise price of C$9.16 expired unexercised and consequently, the fair value associated with those expired warrants of $9,366 was transferred to equity reserves.

As a result of the Arrangement with Newmarket (Note 2), the Company assumed 4,666,666 warrants of Newmarket entitling the holders to purchase the same number of common shares of Newmarket Gold at an exercise price of C$1.50 and an expiry date of October 4, 2015. These warrants expired unexercised on October 4, 2015.

In addition, the Company also assumed 992,000 broker warrants as part of the Agreement (Note 2), with an exercise price of C$1.25 and an expiry date of January 10, 2017. The fair value of these warrants of $317 was determined using the Black-Scholes pricing model on the closing date of the Arrangement with a risk-free rate of 0.49%, a volatility factor of 67.72%, an expected life of 1.5 years, and an expected dividend yield of 0%.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

13.	ISSUED CAPITAL – continued

(c)	Stock option plan and share unit plan

In conjunction with the completion of the Arrangement, shareholders of both predecessor entities (Crocodile Gold and Newmarket) approved new incentive plans for the amalgamated company, Newmarket Gold. The new incentive plans supersede all existing executive-based compensation plans, however, awards outstanding prior to the date of closing, being July 10, 2015, continue to be governed by and subject to the terms of the incentive plans of each predecessor entity. The new Stock Option Plan and Share Unit Plan are consistent with current TSX policies and are summarized below. On completion of the Arrangement all previously granted options prior to July 10, 2015 became fully vested pursuant to the terms of the Arrangement.

The Stock Option Plan (“SOP”) and Share Unit Plan (“SUP”) provides for the issuance of options or units respectively to employees, directors, or officers of the Company or any of its subsidiaries or affiliates, consultants, and management employees. The aggregate number of Newmarket Gold shares available at all times for issuance under the SOP and SUP or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 20,000,000 Newmarket Gold shares. Any option or unit which has been cancelled or terminated prior to exercise in accordance with the terms of the SOP or SUP will again be available for grant under the SOP or SUP. The Board of Directors has the power to determine terms of any options and units granted under the Company’s incentive plans, including setting exercise prices, vesting terms and expiry dates.

(d)	Stock options

Each option granted converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the grant. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry at the option of the holder. A summary of the Company’s stock option activities for the six months ended June 30, 2016 and for the year ended December 31, 2015 is presented below:

	Number of	Weighted average
	options	exercise price (C$)
Balance as at January 1, 2015	5,638,976	$1.58
Granted	8,670,000	1.50
Assumed on completion of the Arrangement	580,000	1.25
Exercised	(1,848,140)	0.46
Expired	(1,191,160)	4.38
Forfeited	(808,484)	1.95
Balance as at December 31, 2015	11,041,192	$1.36
Granted	755,000	3.07
Exercised	(1,584,816)	0.62
Expired	(152,272)	4.03
Forfeited	(159,824)	1.63
Balance as at June 30, 2016	9,899,280	$1.56

During the six months ended June 30, 2016, 1,584,816 options were exercised with a weighted average exercise price of C$0.62 per share, resulting in total gross proceeds of $745. The exercise of the options resulted in a reclassification of $397 from equity reserves to share capital, being the total fair value attributed to those exercised options. At the time of the exercises, the weighted average stock price was C$3.03.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

13.	ISSUED CAPITAL – continued

(d)	Stock options – continued

During the six months ended June 30, 2016, 755,000 options were granted in accordance with the terms of the Company’s Stock Option Plan as follows:

•	On January 1, 2016, the Company granted 125,000 options to a consultant of the Company. These options vested over a one year period with 50% vesting six months from the date of grant and the remaining 50% vesting one year from the date of grant. The options expire on January 1, 2019 and have an exercise price of C$1.35. The fair value of these options on the date of grant was $55.

•	On April 6, 2016, the Company granted 150,000 options to a director of the Company. These options vested over the course of 3 years, with 1/3 of the total vesting on April 6, 2017, 1/3 of the total vesting on April 6, 2018, and the final 1/3 vesting on April 6, 2019. The options expire on April 6, 2021 and have an exercise price of C$2.46. The fair value of these options on the date of grant was $154.

•	On June 4, 2016, the Company granted 480,000 options to various employees of the Company. These options vested over the course of 3 years, with 1/3 of the total vesting on June 4, 2017, 1/3 of the total vesting on June 4, 2018, and the final 1/3 vesting on June 4, 2019. The options expire on June 4, 2021 and have an exercise price of C$3.71. The fair value of these options on the date of grant was $757.

No options were granted during the six months ended June 30, 2015.

The fair value of options granted during the six months June 30, 2016 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (with expected volatility being based on the Company’s peer group and the expected volatility of similar entities):

June 30, 2016
Grant share price per share	C$3.07
Exercise price per share	C$3.07
Expected volatility	67%
Expected life	4.67 years
Expected dividend yield	0%
Expected forfeiture rate	0%
Risk-free interest rate	0.57%
Weighted average per share grant date fair value	C$1.67

As at June 30, 2016, the following stock options were outstanding and exercisable:

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

13.	ISSUED CAPITAL – continued

(d)	Stock options – continued

Weighted average exercise
price per share (C$)	Grant date	Number outstanding	Number exercisable	Expiry date
$0.41	September 25, 2013	135,080	135,080	September 25, 2018
0.53	December 23, 2014	81,048	81,048	December 23, 2019
0.53	December 23, 2014	36,840	36,840	September 4, 2016
0.53	December 23, 2014	271,920	271,920	January 25, 2017
1.00	October 4, 2013	400,000	400,000	October 4, 2018
1.35	January 1, 2016	125,000	-	January 1, 2019
1.38	November 25, 2015	100,000	-	November 25, 2020
1.48	December 7, 2015	400,000	-	December 7, 2020
1.50	July 15, 2015	65,000	-	July 15, 2020
1.50	July 10, 2015	6,973,000	-	July 10, 2020
1.50	July 10, 2015	300,000	300,000	January 25, 2017
1.53	July 9, 2012	73,680	73,680	July 9, 2017
1.65	April 7, 2014	60,000	60,000	April 7, 2019
1.90	January 29, 2014	120,000	120,000	January 29, 2019
2.20	March 30, 2012	127,712	127,712	January 25, 2017
2.46	April 6, 2016	150,000	-	April 6, 2021
3.71	June 4, 2016	480,000	-	June 4, 2021
$1.56		9,899,280	1,606,280

The stock options outstanding at the end of the period had a weighted average exercise price of C$1.56 per share (June 30, 2015 – C$0.98) and a weighted average remaining contractual life of 3.68 years (June 30, 2015 – 3.34 years).

(e)	Share unit plan

A summary of the Company’s performance share unit plan activities for the six months ended June 30, 2016 and the year ended December 31, 2015 is presented below:

Number of
Performance Share Units
Balance as at January 1, 2015	-
Granted	4,418,000
Forfeited	(406,000)
Balance as at December 31, 2015	4,012,000
Granted	695,000
Converted to common shares on exercise	(1,433,667)
Balance as at June 30, 2016	3,273,333

During the six months ended June 30, 2016, the Company issued 1,433,667 common shares related to the vesting and conversion of certain performance share units as described in Note 13(a).

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

13.	ISSUED CAPITAL – continued

(e)	Share unit plan – continued

The original performance share units granted during the year ended 2015, had an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Company’s shares: (i) as to one-third when the price of the Company’s shares is C$2.25 or greater; (ii) as to one-third when the price of the Company’s shares is C$3.00 or greater; and (iii) as to one-third when the price of the Company’s shares is C$3.75 or greater. On the performance share units vesting by reaching the thresholds noted, each vested performance share unit will be converted to one common share of the Company. These performance share units had a grant date fair value of $2,133. The fair value of the performance share units was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above. The performance share units outstanding have expiry dates between July and December 2018.

During the six months ended June 30, 2016, 4,152,000 of the Company’s outstanding performance share units vested, as the Company’s 20-day volume weighted average price on the TSX of the Company’s shares surpassed the C$2.25, C$3.00, and C$3.75 vesting thresholds. As a result of these units vesting, the fair value attributed to these performance share units being $2,067 was transferred from equity reserves to shares to be issued. In connection with the vested performance share units, 1,433,667 of these vested units were exercised and converted to common shares of the Company, resulting in a transfer of $714 from shares to be issued to common shares. In accordance with the terms of the Share Unit Plan, the holders of the remaining performance share units (totaling 2,718,333 units), have elected to defer the receipt of their common shares until a later date, exercisable at any time prior to their expiry date.

During the six months ended June 30, 2016, 695,000 performance share units were granted to various directors and employees of the Company pursuant to the terms of the Company’s Share Unit Plan and under the following vesting terms:

•

On April 4, 2016, the Company granted 140,000 performance share units to a newly appointed director. These performance share units expire three years from the date of grant and vest based on a 20-day volume weighted average price on the TSX of the common shares at the following amounts and thresholds: (i) one-third will vest when the price of the Common Shares is C$3.00 or greater; and (ii) two-thirds will vest when the price of the Common Shares is C$3.75 or greater. These performance share units had a total grant date fair value of $171. The fair value of these performance share units was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above. The fair value is being amortized over the term of the vesting period.

•

On June 4, 2016, the Company granted a total of 350,000 performance share units to its directors. These performance share units will vest on the date that is 12 months from the date of grant, being June 4, 2017. These performance share units had a total grant date fair value of $1,003. The fair value of these performance share units was calculated using the share price on the date immediately prior to the date of grant. The fair value is being amortized over the term of the vesting period.

•

On June 4, 2016, the Company granted a total of 205,000 performance share units to its employees. These performance share units will vest on the date that is 36 months from the date of grant, being June 4, 2019. These performance share units had a total grant date fair value of $588. The fair value of these performance share units was calculated using the share price on the date immediately prior to the date of grant. The fair value is being amortized over the term of the vesting period.

(f)	Phantom share units

The Company has granted phantom share unit (“PSU”) to certain Australian employees, each of which entitles the holder to a cash payment on exercise based on the market value of the Company’s stock on the date of exercise less the strike price of the PSU. PSUs are recorded at their fair market value on the date of grant based on the quoted market price of the Company’s stock and are revalued at each reporting date based on the difference between the quoted market price of the stock at the end of the period and the strike price. The fair value is recognized as a share based payment expense in the consolidated statement of operations with a corresponding entry in accrued liabilities. The total amount expensed related to these PSUs during the six months ended June 30, 2016 was $543 (six months ended June 30, 2015 - $Nil).

During the six months ended June 30, 2016, 300,000 PSUs were granted to certain employees in Australia. These recently granted PSUs have a strike price of C$3.71 and expire on June 4, 2021. The PSUs vest over a 3 year period, with 1/3 vesting on June 4, 2017, a further 1/3 vesting on June 4, 2018 and the final 1/3 vesting on June 4, 2019.

No PSUs were forfeited during the six months ended June 30, 2016 (six months ended June 30, 2015 – 39,296). The total PSUs outstanding as at June 30, 2016 was 605,772 (of which 305,772 were exercisable) with a weighted average strike price of C$2.61.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

As at June 30, 2016, the Company’s cash balance was $69,872 (December 31, 2015 – $36,515) was held, in full, at major Canadian and Australian banks in deposit accounts.

	Three months ended		Six months ended
	June 30, 2016	June 30, 2016	June 30, 2016	June 30, 2016
Working capital adjustments
Change in gold bullion	$-	$(145)	$-	$2,204
Change in receivables	(163)	(355)	(111)	114
Change in inventories	461	(1,016)	(24)	(2,316)
Change in prepaid expenses	596	770	1,149	1,276
Change in accounts payable and accrued liabilities	141	3,523	(1,110)	181
Change in provisions	305	327	629	642
Payments against rehabilitation liabilities	(268)	(233)	(729)	(488)
	$1,072	$2,871	$(196)	$1,613

Investing and Financing non-cash transactions
Property, plant and equipment acquired through capital lease	$1,577	$25	$1,577	$48
Transfer of equity reserve on exercise of options	268	-	396	-
Transfer of warrant reserve on exercise of warrants	183	-	1,425	-
Transfer of value of expired warrants to equity reserve	-	-	9,366	-
Value of contributed surplus transferred on conversion of Debentures	-	-	4,250	-
Value of performance share units transferred on vesting to shares to be issued	1,454	-	2,067	-
Value of convertible debentures exchanged for common shares	-	-	23,218	-
Other information
Interest paid (including any related withholding taxes)	$24	$42	$49	$201

15.	RELATED PARTY TRANSACTIONS

(a)	Compensation of key management of the Company

The remuneration of directors and key executives is determined by the compensation committee of the Board of Directors. The directors’ fees and other compensation of directors and key management personnel were as follows during the six months ended:

	June 30, 2016	June 30, 2015
Short-term compensation and benefits	$901	$768
Share-based payments	3,141	206
	$4,042	$974

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any directors (executive and non-executive) of the Company. The amounts above have been included in general and administrative and share based payments in the condensed interim consolidated statement of operations.

(b)	Other related party disclosures

The Company retains an option to repurchase a 0.5% net smelter return royalty over the Point Leamington Project from Calibre Mining Corp. (“Calibre”), a company with directors in common with Newmarket Gold. The option is in the process of being transferred in accordance with the sale of the Point Leamington Mining Lease as outlined in Note 8.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

16.	COMMITMENTS AND CONTINGENCIES

(a)	Material contracts

The Company has engaged an independent contractor to provide mining and development services at its Cosmo Gold Mine in the Northern Territory, Australia. The mining contract was executed in March 2014 and carried a two-year term with an option for a 12 month extension, such option having been exercised. The Company may terminate the contract with not less than 30 days’ notice, in which case the Company would be liable for a termination payment equal to one-quarter times the previous month’s invoice plus any outstanding amounts owing for work completed prior to termination.

The Company has entered into an updated contract for the Northern Territory with the newly deregulated power retail provider in the Northern Territory for a 12 month period beginning on July 1, 2015, extending its previous contract with the then government-regulated power provider under the contract. The contract was extended under the same terms, rates, and conditions to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at June 30, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

The Company has also entered into a contract for power in the State of Victoria with an independent supplier which provides for electricity for the Fosterville Gold Mine and the Stawell Gold Mine through to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at June 30, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

(b)	Environmental bonds

As at June 30, 2016, the Company had provided performance guarantees totaling $18,212 (as at December 31, 2015 - $17,723) to the Northern Territory and Victorian governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements. The guarantees are secured by cash deposits held with a major Australian bank and are recorded as long-term in restricted cash.

(c)	Management contracts

As at June 30, 2016, minimum commitments upon termination of the existing contracts were approximately $1,992 and minimum commitments due within one year under the terms of these contracts are $1,692. In addition, the Company also is party to various executive and employee contracts that would require payments totalling $1,817 to be made upon the occurrence of a change of control.

(d)	Royalty obligations

As at June 30, 2016, the Company has the following obligations with respect to royalties:

•	2% net smelter return royalty from the Fosterville Gold Mine (held by AuRico Metals Inc.).
•	1% net smelter return royalty from Stawell Gold Mine (effective January 1, 2016) (held by AuRico Metals Inc.).
•	A$2 per ounce royalty payable on gold produced from the Stawell Gold Mine mining license.
•	1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project.
•	A$4 vendor royalty per ounce of gold produced from the Pine Creek tenements.
•	0.5% net smelter return royalty on mineral resources produced from Point Leamington, Newfoundland.

The Company also has royalties payable to various vendors of tenements located outside the currently anticipated mining areas.

With respect to the Maud Creek Gold Project, the Company also has an obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project. In addition to the production royalty described above, a further 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

16.	COMMITMENTS AND CONTINGENCIES – continued

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at June 30, 2016, approximately 1,057,859 ounces of gold had been treated in the plant.

(f)	Forward sale commitment

As at June 30, 2016, the Company locked into forward sales on a delivery basis for 4,200 ounces at an average gold price of A$1,684; all ounces were delivered as at the date of these condensed interim consolidated financial statements. Revenue will be recognized at the contractual price upon delivery of the gold under the normal revenue recognition policy.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments as at June 30, 2016 and December 31, 2015 are cash, restricted cash, investments, accounts payable and accrued liabilities, and certain short-term and long-term debt and other borrowings. As at December 31, 2015, the Company’s financial instruments also included convertible debentures, which as at June 30, 2016, were fully converted and/or redeemed.

The carrying value of the Company’s cash, restricted cash, accounts payable and accrued liabilities, and short-term debt and other current borrowings approximate their fair value because of the short maturity of these instruments.

The fair value of investments in publicly-held companies, totaling $1,262 (December 31, 2015 - $471), are classified as level one, and the fair values are based on quoted closing prices as at the date of the statement of financial position. Investments in privately-held companies, totaling $4,365 as at June 30, 2016 (December 31, 2015 - $4,073), are classified as level three. The Company’s valuation methods for privately-held companies have not changed since December 31, 2015.

18.	SUBSEQUENT EVENTS

Subsequent to June 30, 2016, 100,000 options were exercised at an exercise price of C$0.53 (Note 13(a)).

Subsequent to June 30, 2016, the Company completed the sale of a non-core mine property in the Northern Territory upon receiving payment of A$40 thousand. In connection with the sale, the Company retains a 1% Net Smelter Returns Royalty (payable up to a maximum of A$1 million) and will earn an additional A$100 thousand should the project commence production activity. At December 31, 2015, the Company wrote down the carrying value of this property based on the consideration contemplated in the related sale agreement. An impairment charge of $472 was recorded in the consolidated statement of operations during the year ended December 31, 2015.

Also, subsequent to June 30, 2016, the Company completed the sale of certain non-core mineral leases in the Northern Territory to PNX Metals Limited (“PNX”), an exploration company with a number of projects in the Northern Territory currently trading on the Australian Stock Exchange under the symbol PNX. As consideration, the Company received 1 million shares of PNX (with an approximate valuation of A$20 thousand) and a 2% net smelter return royalty over any gold and silver production from the leases.